UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM SD
Specialized Disclosure Report
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NVIDIA CORPORATION (Exact name of registrant as specified in its charter)

Delaware	0-23985	94-3177549
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2701 San Tomas Expressway, Santa Clara, CA (Address of principal executive offices)	95050 (Zip Code)

Timothy S. Teter, Senior Vice President, General Counsel and Secretary
(408) 486-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of NVIDIA Corporation, a Delaware corporation, for the calendar year ended December 31, 2016 is filed herewith as Exhibit 1.01 and is available at: investor.nvidia.com/sec.cfm.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NVIDIA Corporation

By: /s/ Timothy S. Teter___________________________             Date: May 31, 2017
Timothy S. Teter
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2016.